File No. 333-218781

As filed with the SEC on September 22, 2017

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. __

Post-Effective Amendment No.  1

(Check appropriate box or boxes)

FEDERATED INTERNATIONAL SERIES, INC.

(Exact Name of Registrant as Specified in Charter)

1-800-341-7400

(Area Code and Telephone Number)

4000 Ericsson Drive

Warrendale, PA 15086-7561

(Address of Principal Executive Offices)

John W. McGonigle, Esquire

Federated Investors Tower

1001 Liberty Avenue

Pittsburgh, Pennsylvania 15222-3779

(Name and Address of Agent for Service)

Copies to:

Thomas Early, Esquire

Goodwin Procter LLP

601 S. Figueroa St.

41st Floor

Los Angeles, CA 90017

Acquisition of the assets of

FEDERATED PRUDENT DOLLARBEAR FUND

(A Portfolio of Federated Income Securities Trust)

By and in exchange for

Class A Shares, Class C Shares and Institutional Shares

of

FEDERATED GLOBAL TOTAL RETURN BOND FUND

(A Portfolio of Federated International Series, Inc.)

Approximate Date of Proposed Public Offering: As soon as

practicable after this Registration Statement becomes effective under the Securities Act of 1933, as amended.

Title of Securities Being Registered:

Class A Shares, Class C Shares and Institutional Shares,

without par value, of

Federated Global Total Return Bond Fund

It is proposed that this filing will become effective

immediately pursuant to Rule 485(b).

No filing fee is due because Registrant is relying on Section 24(f) of the Investment Company Act of 1940, as amended.

EXPLANATORY NOTE

The purpose of this Post-Effective Amendment No. 1 to the Registration Statement of the Registrant on Form N-14 (333-218781) is to file Exhibit 12, Conformed copy of Executed Opinion regarding Tax Consequences of the Reorganization, as discussed in the Registrant’s Form N-14 filing on June 16, 2017.

This Post-Effective Amendment No. 1 consists of the following:

Cover Sheet

Contents of the Registration Statement

Part A --- The definitive Prospectus/Proxy Statement of the Registrant as filed on July 26, 2017 pursuant to Rule 497 is incorporated herein by reference.

Part B --- The definitive Statement of Additional Information of the Registrant as filed on July 26, 2017 pursuant to Rule 497 is incorporated herein by reference.

Part C --- Other Information

Signature Page

Exhibits

Exhibit 12 – Conformed copy of Executed Opinion regarding Tax Consequences of the Reorganization.

PART C. OTHER INFORMATION.

Item 15. Indemnification

Indemnification is provided to Directors and officers of the Registrant pursuant to the Registrant's Articles of Incorporation and Bylaws, except where such indemnification is not permitted by law. However, the Articles of Incorporation and Bylaws do not protect the Directors or officers from liability based on willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of their office. Directors and officers of the Registrant are insured against certain liabilities, including liabilities arising under the Securities Act of 1933 (the "Act").

Insofar as indemnification for liabilities arising under the Act may be permitted to Directors, officers, and controlling persons of the Registrant by the Registrant pursuant to the Articles of Incorporation or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by Directors, officers, or controlling persons of the Registrant in connection with the successful defense of any act, suit, or proceeding) is asserted by such Directors, officers, or controlling persons in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Insofar as indemnification for liabilities may be permitted pursuant to Section 17 of the Investment Company Act of 1940 for Directors, officers, or controlling persons of the Registrant by the Registrant pursuant to the Articles of Incorporation or otherwise, the Registrant is aware of the position of the Securities and Exchange Commission as set forth in Investment Company Act Release No. IC-11330. Therefore, the Registrant undertakes that in addition to complying with the applicable provisions of the Articles of Incorporation or otherwise, in the absence of a final decision on the merits by a court or other body before which the proceeding was brought, that an indemnification payment will not be made unless in the absence of such a decision, a reasonable determination based upon factual review has been made (i) by a majority vote of a quorum of non-party Directors who are not interested persons of the Registrant or (ii) by independent legal counsel in a written opinion that the indemnitee was not liable for an act of willful misfeasance, bad faith, gross negligence, or reckless disregard of duties. The Registrant further undertakes that advancement of expenses incurred in the defense of a proceeding (upon undertaking for repayment unless it is ultimately determined that indemnification is appropriate) against an officer, Trustee, or controlling person of the Registrant will not be made absent the fulfillment of at least one of the following conditions: (i) the indemnitee provides security for his undertaking; (ii) the Registrant is insured against losses arising by reason of any lawful advances; or (iii) a majority of a quorum of disinterested non-party Directors or independent legal counsel in a written opinion makes a factual determination that there is reason to believe the indemnitee will be entitled to indemnification.

Item 16. Exhibits

Exhibit Number	DESCRIPTION

(1)		Conformed copy of Articles of Incorporation
	1.1	Conformed copy of the Articles of Incorporation of the Registrant;	(10)
	1.2	Conformed copy of Amendment Nos. 3-8 to the Articles of Incorporation of Registrant;	(23)
	1.3	Conformed copy of Amendment No. 9 to the Articles of Incorporation of the Registrant;	(26)
	1.4	Conformed copy of Amendment No. 10 to the Articles of Incorporation of the Registrant;	(40)
	1.5	Conformed copy of Articles of Amendment of the Registrant, dated August 12, 2016	(45)

(2)		Copy of Bylaws
	2.1	Copy of the By-Laws of the Registrant;	(10)
	2.2	Copies of Amendment Nos. 1-4 to the By-Laws of the Registrant;	(21)
	2.3	Copy of Amendment No. 5 to the By-Laws of the Registrant;	(27)
	2.4	Copy of Amendment No. 6 to the By-Laws of the Registrant;	(28)
	2.5	Copies of Amendment Nos. 7 and 8 to the By-Laws of the Registrant;	(31)
	2.6	Copy of Amendment No. 9 to the By-Laws of the Registrant;	(33)

(3)	Not applicable

(4)	The Registrant hereby incorporates the Form of Agreement and Plan of Reorganization are filed herein as Annex A to the Prospectus/Proxy Statement from Item 4 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on June 16, 2017

(5)		As of September 1, 1997, Federated Securities Corp. stopped issuing share certificates.
	5.1	Copy of Specimen Certificate for Shares of Common Stock for Class A Shares, Class B Shares, and Class C Shares of International Equity Fund and International Income Fund;	(14)

(6)
	6.1	Conformed copy of Investment Advisory Contract of the Registrant;	(15)
	6.2	Conformed copy of Assignment of Investment Advisory Contract;	(16)
	6.3	Conformed copy of Amendment to Investment Advisory Contract between Federated International Series, Inc. and Federated Global Investment Management Corp.;	(27)
	6.4	Conformed copy of Assignment of Investment Advisory Contract to Federated Investment Management Company for Federated International Bond Fund;	(28)

(7)
	7.1	Conformed copy of Distributor's Contract of the Registrant, through and including Exhibit E;	(14)
	7.2	Conformed copy of Exhibit F to the Distributor’s Contract of the Registrant;	(16)
	7.3	The Registrant hereby incorporates the conformed copy of the specimen Mutual Funds and Service Agreement; Mutual Funds Service Agreement; and Plan Trustee/Mutual Funds Service Agreement from Item 24(b)(6) of the Cash Trust Series II Registration Statement on Form N-1A filed with the Commission on July 24, 1995. (File Nos. 33-38550 and 811-6269);
	7.4	Conformed copy of Distributor’s Contract on behalf of the Registrant (Class B Shares);	(20)
	7.5	Conformed copy of Amendment to Distributor’s Contract between the Registrant and Federated Securities Corp. (Class B Shares);	(26)
	7.6	Conformed copy of Amendment to Distributor’s Contract;	(28)
	7.7	Conformed copy of Exhibit G to the Distributor’s Contract (9-1-16);	(45)
	7.8	Copy of Schedule A to the Distributor’s Contract (Class B Shares), revised 3-1-17);	(47)

(8)	Not applicable

(9)
	9.1	Conformed copy of the Custodian Contract of the Registrant;	(14)
	9.2	Conformed copy of Fee Schedule for Custodian Contract;	(19)
	9.3	Conformed copy of Custodian Contract between Federated Investment Companies, State Street Bank and Company and Federated Services Company (including Amendments 1-5);	(41)
	9.4	Conformed copy of the Custody Agreement and Loan Servicing Annex and Supplement to the Custody Agreement with Bank of New York Mellon (including Amendments 1-10);	(41)
	9.5	Conformed copies of Amendments 11-17 to the Custody Agreement with Bank of New York Mellon;	(44)
	9.6	Conformed copies of Amendments 18-19 to the Custody Agreement with Bank of New York Mellon;	(47)

(10)
	10.1	Conformed copy of Rule 12b-1 Plan of the Registrant;	(30)
	10.2	The responses described in Item 23(e)(iii) are hereby incorporated by reference;
	10.3	Copy of Schedule A to Distribution Plan – B Shares (revised March 1, 2017);	(47)

(11)	The Registrant hereby incorporates the conformed copy of Opinion and Consent of Counsel Regarding the Legality of Shares being Issued from Item 11 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on June 16, 2017

(12)	Conformed copy of Executed Opinion regarding Tax Consequences of the Reorganization	+

(13)
	13.1	Conformed copy of Amended and Restated Agreement for Fund Accounting Services, Administrative Services, Transfer Agency Services, and Custody Services Procurement;	(21)
	13.2	Conformed copy of Amendment to Agreement for Fund Accounting Services, Administrative Services, Transfer Agency Services, and Custody Services Procurement;	(26)
	13.3	The responses described in Item 23(e)(iii) are hereby incorporated by reference;
	13.4	The Registrant hereby incorporates the conformed copy of Amendment No. 2 to the Amended & Restated Agreement for Fund Accounting Services, Administrative Services, Transfer Agency Services and Custody Services Procurement from Item 23 (h)(v) of the Federated U.S. Government Securities: 2-5 Years Registration Statement on Form N-1A, filed with the Commission on March 30, 2004. (File Nos. 2-75769 and 811-3387);
	13.5	The Registrant hereby incorporates the conformed copy of Amendment No. 3 to the Amended & Restated Agreement for Fund Accounting Services, Administrative Services, Transfer Agency Services and Custody Services Procurement from Item 23 (h)(v) of the Federated U.S. Government Securities: 2-5 Years Registration Statement on Form N-1A, filed with the Commission on March 30, 2004. (File Nos. 2-75769 and 811-3387);
	13.6	Conformed copy of Principal Shareholder Servicer’s Agreement of the Registrant (Class B Shares);	(20)
	13.7	Conformed copy of Shareholder Services Agreement of the Registrant (Class B Shares);	(20)
	13.8	The Registrant hereby incorporates the conformed copy of the Second Amended and Restated Services Agreement, with attached Schedule 1 revised 6/30/04, from Item (h)(vii) of the Cash Trust Series, Inc. Registration Statement on Form N-1A, filed with the Commission on July 29, 2004. (File Nos. 33-29838 and 811-5843)
	13.9	The Registrant hereby incorporates the conformed copy of the Financial Administration and Accounting Services Agreement, with attached Exhibit A revised 6/30/04, from Item (h)(viii) of the Cash Trust Series, Inc. Registration Statement on Form N-1A, filed with the Commission on July 29, 2004. (File Nos. 33-29838 and 811-5843)
	13.10	The Registrant hereby incorporates by reference the conformed copy of the Agreement for Administrative Services, with Exhibit 1 and Amendments 1 and 2 attached, between Federated Administrative Services and the Registrant from Item 23(h)(iv)of the Federated Total Return Series, Inc. Registration Statement on Form N-1A, filed with the Commission on November 29, 2004. (File Nos. 33-50773 and 811-7115);
	13.11	The Registrant hereby incorporates the conformed copy of the Second Amended and Restated Services Agreement, with Schedule 1 revised 6/30/04, form Item 23(h) (vii) of Cash Trust Series, Inc. Registration Statement on Form N-1A, filed with the Commission on July 29, 2004. (File Nos. 33-29838 and 811-5843)
	13.12	The Registrant hereby incorporates the conformed copy of the Financial Agreement, with attached Exhibit A revised 6/30/04, from Item (h) (viii) of the Cash Trust Series, Inc. Registration Statement on Form N-1a, filed with the Commission on July 29, 2004. (file Nos. 33-29838 and 8115843)
	13.13	The Registrant hereby incorporates the conformed copy of the Transfer Agency and Service Agreement between the Federated Funds and State Street Bank and Trust company form Item 23(h) (ix) of the Federated Total Return Government Bond Fund Registration Statement on form N-A, filed with the Commission on April 28, 2005. (File Nos. 33-60411 and 811-07309).
	13.14	The Registrant hereby incorporates by reference the conformed copy of Amendment No. 3 to the Agreement for Administrative Services Company and the Registrant dated June 1, 2005, from Item 23 (h) (ii) of the Cash Trust Series, Inc. Registration Statement on Form N-1A, filed with the Commission on July 27, 2005. (File Nos. 33-2983 and 811-5843).
	13.15	Conformed copy of the Financial Administration and Accounting Services Agreement;	(33)
	13.16	Conformed copy of Amendment to Transfer Agency and Service Agreement	(37)
	13.17	Conformed copy of Financial Administration and Accounting Services Agreement (with State Street Bank including First Amendment)	(41)
	13.18	Conformed Copy of Fund Accounting Agreement (with Bank of New York Mellon including First Amendment)	(41)
	13.19	Conformed copy of the Compliance Support Services Addendum to the Fund Accounting Agreement dated May 31, 2012	(42)
	13.20	Conformed copy of Amended and Restated Agreement for Administrative Services dated 9/1/12	(42)
	13.21	Conformed copy of First Amendment to the Amended and Restated Agreement for Administrative Services dated 3/1/13	(43)
	13.22	Conformed copies of Fund Accounting Agreement with Bank of New York Mellon – Second Amendment (December 31, 2012); Third Amendment (April 28, 2014); Fourth Amendment (December 1, 2014); and Fifth Amendment (June 26, 2015);	(44)
	13.23	Copy of Schedule 1 to Second Amended and Restated Services Agreement (revised 9-1-16)	(45)
	13.24	Copy of Exhibit A to Agreement for Administrative Services (revised 3-1-17);	(47)
	13.25	Conformed copy of Sixth Amendment to Fund Accounting Agreement with Bank of New York Mellon (12-1-16);	(47)
	13.26	Copy of Schedule A to Principal Shareholder Services Agreement (Class B Shares), revised 3-1-17;	(47)
	13.27	Copy of Schedule 1 to Second Amended and Restated Services Agreement (revised 3-1-17)	(47)
	13.28	Conformed copy of Services Agreement (with amendments), revised 10-1-16;	(47)
	13.29	Copy of Schedule A to the Shareholder Services Agreement (Class B Shares), revised 3-1-17;	(47)
	13.30	Conformed copy of Transfer Agency and Service Agreement, dated 1-31-17;	(47)

(14)
	14.1	The Registrant hereby incorporates the conformed copy of Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm from Item 14.1 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on June 16, 2017
	14.2	The Registrant hereby incorporates the conformed copy of Consent of KPMG LLP, Independent Registered Public Accounting Firm from Item 14.2 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on June 16, 2017

(15)	Not Applicable

(16)
	16.1	The Registrant hereby incorporates the conformed copy of Unanimous Consent of Directors from Item 16.1 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on June 16, 2017
	16.2	The Registrant hereby incorporates the conformed copy of Power of Attorney of the Registrant from Item 16.2 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on June 16, 2017

(17)	The Registrant hereby incorporates the form of ballot from Item 17 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on June 16, 2017

+	Exhibit is being filed electronically with registration statement; indicate by footnote

ALL RESPONSES ARE INCORPORATED BY REFERENCE TO A POST-EFFECTIVE AMENDMENT (PEA) OF THE REGISTRANT FILED ON FORM N-1A (FILE NOS. 2-91776 and 811-3984)
2	PEA No. 1 filed August 17, 1984
10	PEA No. 13 filed February 13, 1991
13	PEA No. 17 filed February 2, 1993
14	PEA No. 20 filed July 29, 1994
15	PEA No. 23 filed February 9, 1995
16	PEA No. 27 filed January 31, 1996
17	PEA No. 28 filed April 25, 1996
19	PEA No. 31 filed November 24, 1997
20	PEA No. 32 filed January 28, 1998
21	PEA No. 33 filed November 30, 1998
23	PEA No. 36 filed March 30, 2000
25	PEA No. 38 filed January 29, 2001
26	PEA No. 39 filed January 28, 2002
27	PEA No. 40 filed January 28, 2003
28	PEA No. 41 filed November 26, 2003
29	PEA No. 42 filed February 2, 2004
30	PEA No. 44 filed January 1, 2005
31	PEA No. 45 filed November 22, 2005
32	PEA No. 46 filed January 29, 2006
33	PEA No. 47 filed November 15, 2006
34	PEA No. 49 filed January 29, 2007
35	PEA No. 50 filed November 21, 2007
36	PEA No. 53 filed January 28, 2008
37	PEA No. 54 filed January 29, 2009
38	PEA No. 55 filed December 1, 2009
39	PEA No. 56 filed December 30, 2010
40	PEA No. 57 filed January 28, 2011
41	PEA No. 59 filed January 27, 2012
42	PEA No. 61 filed January 28, 2013
43	PEA No. 63 filed January 29, 2014
44	PEA No. 67 filed January 28, 2016
45	PEA No. 69 filed October 14, 2016
46	PEA No. 70 filed December 16, 2016
47	PEA No. 72 filed March 29, 2017

Item 17. Undertakings

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3) The undersigned Registrant agrees to file by Post-Effective Amendment the opinion of counsel regarding the tax consequences of the proposed reorganization required by Item (16)(12) of Form N-14 prior to the closing date of the reorganization.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant, FEDERATED INTERNATIONAL SERIES, INC., has duly caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Pittsburgh and Commonwealth of Pennsylvania, on the 22nd day of September, 2017.

FEDERATED INTERNATIONAL SERIES, INC.
BY: /s/ George F. Magera George F. Magera, Assistant Secretary
Pursuant to the requirements of the Securities Act of 1933, this Amendment to its Registration Statement has been signed below by the following person in the capacity and on the date indicated:

NAME	TITLE	DATE
BY: /s/ George F. Magera George F. Magera, Assistant Secretary	Attorney In Fact For the Persons Listed Below	September 22, 2017
J. Christopher Donahue*	President and Director (Principal Executive Officer)
Lori A. Hensler*	Treasurer (Principal Financial Officer/ Principal Accounting Officer)
John B. Fisher*	Director
John T. Collins*	Director
G. Thomas Hough*	Director
Maureen Lally-Green*	Director
Peter E. Madden*	Director
Charles F. Mansfield, Jr.*	Director
Thomas M. O’Neill*	Director
P. Jerome Richey*	Director
John S. Walsh*	Director
*By Power of Attorney